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www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

August 26, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:          UBS Money Series (the “Registrant”)

File Nos. 333-52965, 811-08767

Dear Mr. Thompson:

This letter responds to comments that you provided to Julien Bourgeois of Dechert LLP in a telephonic discussion on August 11, 2011, with respect to Post-Effective Amendment No. 30 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on June 29, 2011.  We have reproduced your comments below, followed by the Registrant’s responses.

General Comments

1.             Comment:  Please include standard Tandy representation language.

Response:  The Registrant agrees to make the following representations:

•      the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•      the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

2.             Comment:  If a Fund intends to provide shareholders with a summary prospectus in lieu of the statutory prospectus pursuant to Rule 498 under the 1933 Act, please provide for review, prior to using a summary prospectus, an EDGAR correspondence disclosing the legend that the Fund will include on the cover page or beginning of the summary prospectus in order to meet the requirements of Rule 498(b)(1)(v).

Response:  It is unlikely the Registrant will be using summary prospectuses in the following year but if the Registrant does, the disclosure would be similar to the following:

Before you invest, you may want to review the Fund’s prospectus and statement of additional information, which contain more information about the Fund and its risks. You can find the Fund’s prospectus, statement of additional information and other information about the Fund online at [             ]. You can also get this information at no cost by calling [              ] or by sending an email request to [             ]. The current prospectus and statement of additional information, dated [             ], 2011 are incorporated by reference into this summary prospectus (i.e., they are legally a part of this summary prospectus).

Prospectus

3.             Comment:  The staff of the Securities and Exchange Commission (“SEC”) stated that the fee table of some of the series of the Registrant (the “Funds”) include subcaptions under “Other expenses” to identify “Shareholder servicing fee” and “Miscellaneous expenses” (see for example page 1 of the Prospectus of UBS Select Prime Capital Fund).  The staff requests that these subcaptions be indented so the visual presentation of the fee table does not suggest to the reader that these data points represent full captions/line items.

Response:  The Registrant has accepted the comment from SEC staff on this point.

4.             Comment:  Please consider whether financial highlights should be included for the Capital Fund series.

Response:  The Capital Fund series of the Registrant are not yet operating.  Accordingly, no financial highlights are required under Item 13(a) of Form N-1A.

*      *      *

Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:           Keith A. Weller — Vice President and Assistant Secretary of UBS Money Series.

Jack W. Murphy — Dechert LLP